EXHIBIT 12

Arconic and subsidiaries

Computations of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in millions, except ratios)

Nine months ended September 30,	2016
Earnings:
Income before income taxes	$704
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(32)
Fixed charges added to earnings	415
Distributed income of less than 50 percent-owned persons	64
Amortization of capitalized interest:
Consolidated	30
Proportionate share of 50 percent-owned persons	—

Total earnings	$1,181

Fixed Charges:
Interest expense:
Consolidated	$389
Proportionate share of 50 percent-owned persons	—

$389

Amount representative of the interest factor in rents:
Consolidated	$26
Proportionate share of 50 percent-owned persons	—

$26

Fixed charges added to earnings	$415

Interest capitalized:
Consolidated	$35
Proportionate share of 50 percent-owned persons	—

$35

Preferred stock dividend requirements of majority-owned subsidiaries	$—

Total fixed charges	$450

Pretax earnings required to pay preferred stock dividends*	$81

Combined total fixed charges and preferred stock dividends	$531

Ratio of earnings to fixed charges	2.6

Ratio of earnings to combined fixed charges and preferred stock dividends	2.2

*	Based on a U.S. statutory tax rate of 35%